May 6, 2020

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Postal Realty Trust, Inc.

Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Postal Realty Trust, Inc. (the “Company”), we confidentially submitted a Draft Registration Statement on Form S-11 on May 1, 2020 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the United States Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed public offering of shares of its Class A common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

The Company confirms that it will publicly file the Registration Statement along with the nonpublic draft submission at a later date such that the Registration Statement is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact the undersigned at dwright@huntonak.com or (804) 788-8638 with any questions.

Very truly yours,

/s/ David C. Wright
David C. Wright

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON

LOS ANGELES MIAMI NEW YORK NORFOLK RICHMOND SAN FRANCISCO THE WOODLANDS TYSONS WASHINGTON, DC

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